

PE
03/01/02

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549


RECEIVED
MAR 01 2002

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of March 2002 – Enerplus Resources Fund – March cash distribution

ENERPLUS RESOURCES FUND
(Translation of registrant's name into English)

Western Canadian Place -1900 – 700 – 9th Avenue S.W., Calgary, Alberta – Canada – T2P 3V4
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


PROCESSED
MAR 11 2002
THOMSON
FINANCIAL

Form 20-F.............................. Form 40-FX

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes.................. No......X..........

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82-........

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERPLUS RESOURCES FUND
(Registrant)

Date February 28, 2002 By...
(Signature)*

CHRISTINA MEEUWSEN
CORPORATE SECRETARY

* Print the name and title of the signing officer under his signature

EXPLANATORY NOTE: Attached as Exhibit A to this Form 6-K is a copy of the Press Release issued by Enerplus Resources Fund.



The Enerplus Group

Enerplus Resources Corporation

Western Canadian Place
1900, 700 - 9th Avenue S.W.
Calgary, Alberta
T2P 3V4

Telephone: (403) 298-2200
Fax: (403) 298-2211

February 28, 2002
FOR IMMEDIATE RELEASE
TSE: ERF.UN
NYSE: ERF

SCHEDULE "A"

ENERPLUS RESOURCES FUND
ANNOUNCES CASH DISTRIBUTION

Enerplus announces that a cash distribution in the amount of CDN$0.20 (twenty cents) per unit will be payable on March 20, 2002, to all Unitholders of record at the close of business on March 10, 2002. The ex-distribution date for this payment is March 6, 2002. This distribution amount represents actual cash flows earned in the month of January 2002.

The CDN$0.20 (twenty cents) per unit is equivalent to approximately US$0.13 (thirteen cents) per unit if converted using a US/Canadian dollar exchange ratio of 1.60. The actual US dollar equivalent distribution will be based upon the actual US/Canadian exchange rate applied on the payment date and will be net of any Canadian withholding taxes that may apply.

The Fund's new trailing twelve month cash distribution paid totals CDN$5.20 (five dollars and twenty cents) per unit.

For further information, please contact Investor Relations at 1-800-319-6462 or e-mail investorrelations@enerplus.com.

30 -

Christina Meeuwsen
Secretary

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as "expects", "projects", "plans" and similar expressions, are forward-looking information that represents management of Enerplus' internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Enerplus. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Enerplus' actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Enerplus' filings with the Canadian and U.S. securities authorities. Accordingly, holders of Enerplus Trust Units and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted. Enerplus disclaims any responsibility to update these forward-looking statements.